UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated March 7, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: March 9, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

March 7, 2005

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza Announces Gold/Silver Discovery in First Drill Holes at La Esperanza, Mexico

Esperanza Silver Corp. announces results from the first two drill holes at its La Esperanza project in Morelos State, Mexico. Potential bulk-tonnage gold and silver mineralization was found over significant thicknesses. The two diamond-core holes were drilled to test a skarn/carbonate replacement zone along the contact of a granite intrusion and adjacent limestones. The drill holes are the first of an eight-hole program testing the continuity of this zone together with other step-out targets.

Drill results are summarized below1:

From (meters)	To (meters)	Interval (meters)	Silver (grams/tn)	Silver (ounces/t)	Gold (grams/tn)	Gold (ounces/t)
DHE-05-01
21.6	68.8	47.2	35.0	0.99
48.9	85.2	36.3			2.27	0.07
DHE-05-02
20.9	52.0	31.1	30.1	0.88
27.9	43.7	15.8			0.82	0.02

Bill Pincus, Esperanza’s President and CEO said, “We are obviously quite excited by these results particularly the presence of the broad, gold zone found in DHE-05-01. The drill core contains abundant oxide material and we are now sending samples for initial leach testing. Drill Holes DHE-05-03 to 06 are also in this zone allowing us to get a good feel for its extension.

The last two holes (DHE-05-07 and 08) are planned as step-outs to test new areas where we have some surface indications of potential mineralization.”

Esperanza Silver is dedicated to the exploration and discovery of new silver projects in the Americas. It currently is active in Mexico, Peru and Bolivia. It uses a combination of advanced exploration technology and basic geologic prospecting techniques to add value to its prospects. The Company will then seek joint-venture partners to advance the projects toward production

.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

Footnotes

1 William Bond, M.Sc., P.Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Samples were analyzed by ICP analysis and in some cases atomic absorption analysis.

DRAFT - March 9, 2005

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